Exhibit 99.47
News Release
Theratechnologies files preliminary prospectus for cross-border offering
Montréal, Canada — February 22, 2011 — Theratechnologies Inc. (TSX: TH) today announced that it has filed a preliminary short form base PREP prospectus with the securities administrators in each of the provinces of Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with an offering of approximately 11 million common shares. This offering will be Theratechnologies’ initial public offering in the United States.
The offering will be made predominantly to investors in the United States. Application has been made to list the common shares on the Nasdaq Global Market under the symbol “THER”. The Company’s common shares will also continue to trade on the Toronto Stock Exchange under the symbol “TH”. The Company will grant the underwriters an option to purchase up to an additional number of common shares not to exceed 15% of the number of shares issued pursuant to the offering, within 30 days of the date of the underwriting agreement to cover over-allotments, if any. All of the common shares to be sold in the offering will be newly issued.
The Company plans to use the net proceeds from the offering to advance its clinical program relating to muscle wasting in chronic obstructive pulmonary disease (COPD), to complete its new formulation of EGRIFTA® and tesamorelin, to continue research and development of novel GRF peptides, for potential acquisitions, and for working capital and other general corporate purposes.
Jefferies & Company, Inc., Stifel, Nicolaus & Company, Inc., RBC Capital Markets, LLC and BMO Capital Markets Corporation are acting as joint book-running managers for the proposed offering. Desjardins Securities International Inc. and NBF Securities (USA) Corp. are acting as co-managers for the proposed offering. The Company’s common shares are being offered in Canada by Stifel Nicolaus Canada Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc. and National Bank Financial Inc.
The offering will be made by means of a prospectus when available. A copy of the preliminary prospectus may be obtained by contacting Jefferies & Company, Inc. at 520 Madison Avenue, New York, NY 10022 (telephone: 212-284-2300), Stifel, Nicolaus & Company, Inc. at One Montgomery, 36th Floor, SF, CA 94104 (telephone: 415-364-2720), RBC Capital Markets, LLC at Three World Financial Center, 200 Vesey Street, 8th floor, New York, NY 10281 (telephone: 877-822-4089) or BMO Capital Markets at 3 Times Square, 27th Floor, New York, NY, 10036 (telephone: 800-414-3627).
This offering is subject to customary conditions and regulatory approvals, including the effectiveness of the registration statement filed under the Securities Act of 1933 and the approval of the Toronto Stock Exchange. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.
About Theratechnologies
Theratechnologies (TSX: TH) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration in November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. In addition, the Company has signed distribution and licensing agreements with a subsidiary of Sanofi-aventis granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer Internacional S.A. granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information about the Company is also available on SEDAR at www.sedar.com.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary materially from the forward-looking information contained in this press release.
Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on its business, financial condition or results of operation.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on these risks and descriptions of these risks are disclosed in the “Risks Factors” section of the Company’s Annual Information Form for the year ended November 30, 2010.

Information:
Andrea Gilpin
Vice President, IR & Communications
Phone: 514-336-7800, ext. 205
communications@theratech.com